May 30, 2013

Robert F. Telewicz, Jr.

Senior Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harris Interactive Inc.

Form 10-K for Fiscal Year Ended June 30, 2012 (filed September 25, 2012)

File No. 0-27577

Dear Mr. Telewicz:

By this letter, Harris Interactive Inc. (the “Company”) responds to the Staff’s letter of May 15, 2013. To aid in your review, we have repeated each Staff comment followed by the Company’s corresponding response.

Form 10-K for the fiscal year ended June 30, 2012

General

1.	We note your response to our prior comment 1. Given that you consider Adjusted EBITDA to be a liquidity measure as well as a performance measure, please enhance your proposed disclosure to include a reconciliation to the most closely related GAAP cash flow measure for all periods presented. Please provide us with the proposed disclosure to be included in future filings and explain to us how the disclosure complies with all the requirements of Item 10(e) of Regulation S-K as it relates to liquidity measures.

The Company advised the Staff in its previous response that it considers Adjusted EBITDA to be both a key performance indicator and a liquidity measure. To clarify, the Company views adjusted EBITDA after the effect of restructuring charges as a key performance indicator only and not as a liquidity measure. Accordingly, it will revise its disclosure in its next periodic filing to read as follows:

We define adjusted EBITDA, a non-GAAP financial measure, as earnings before net interest expense, income taxes, depreciation and amortization, and stock based compensation. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We are presenting adjusted EBITDA because it provides investors with an additional way to view our operations, when considered with both our GAAP results and the reconciliation to net income, which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. Adjusted EBITDA is presented solely as a supplemental disclosure because:

•

It is a useful tool for our management and investors to assess the operating performance of the business without the effect of non-cash depreciation, amortization and stock based compensation expenses;

•	It is a metric we use in determining the level of incentive compensation we award to senior management and other key employees;

•	It is useful to both our management and our investors in assessing our ability to service or incur indebtedness; and

•	It is a component of the financial covenant measures used by our lenders in connection with our credit facilities.

The use of adjusted EBITDA has limitations and should not be considered in isolation from or as an alternative to GAAP measures, such as net income, operating income or other data prepared in accordance with GAAP.

Adjusted EBITDA after the effect of restructuring and other charges, also a non-GAAP financial measure, is a key operating metric that we believe is useful to investors because it provides a means for them to better understand our ongoing operations.

Reconciliations of net income (loss) to adjusted EBITDA, cash flow from operations to adjusted EBITDA, and net income (loss) to adjusted EBITDA after the effect of restructuring and other charges are presented below:

For the Fiscal Years Ended June 30,
	2013	2012	2011
GAAP net income (loss)
Loss from discontinued operations, net of tax
Interest expense, net
Provision (benefit) for income taxes
Depreciation and amortization
EBITDA
Stock-based compensation
Adjusted EBITDA

Cash flow from operations
Changes in assets and liabilities
Interest expense
Other items
Adjusted EBITDA

Adjusted EBITDA
Add back of restructuring and other charges
Adjusted EBITDA after the effect of restructuring and other charges

Adjusted EBITDA and adjusted EBITDA after the effect of restructuring and other charges for the fiscal years ended June 30, 2013 and 2012 will be compared to the same prior year periods, with any significant fluctuations explained accordingly.

We believe our use of adjusted EBITDA as a liquidity measure complies with the requirements of Item 10(e) of Regulation S-K as it relates to liquidity measures. Though we exclude stock-based compensation to arrive at adjusted EBITDA, we believe that it is permissible to do so under Item 10(e) because such charges do not require cash settlement.

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The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above responses, please contact me at (585) 214-7751.

Sincerely,

/s/ Eric W. Narowski

Eric W. Narowski
Chief Financial Officer

Cc:	John A. Russell

Pricewaterhouse Coopers